3-26-02

02030034

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

1039765

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 26, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on March 26, 2002

ING

PRESS RELEASE

Amsterdam, 26 March 2002

ING and Sul América strengthen partnership in Brazil

Today ING announced an agreement to strengthen its partnership with the Brazilian insurance company Sul América. As a result of the agreement, ING will acquire 49% of Sul América, while the remaining ownership will continue in the hands of the former shareholders. Sul América is the leading insurance company in Brazil. With an overall market share of 19% Sul América serves approximately 7 million clients.

The agreement, pending regulatory approvals, covers both companies' insurance, asset management, life and pension businesses in Brazil. ING will participate in all insurance areas covered by Sul América. In addition, ING's and Sul América's asset management businesses will be merged. This will result in a total for assets under management of USD 2.34 billion.

The initial partnership was formed in 1997 when Aetna acquired a 49% stake in SulAet, a health, life, personal accident and pension joint venture with Sul América. In 2000, ING and Sul América became partners after ING's acquisition of Aetna International.

"This new step further solidifies the long-term partnership between ING and Sul América and gives both companies a tremendous opportunity to become a leader in the insurance and wealth management business in Brazil. To achieve this, we will use each other's expertise to solidify Sul America's powerful and sustainable position in the important Brazilian market", said Fred Hubbell, Chairman of ING Americas and Executive Board member of ING Group.

As a result of the transaction ING's total investment in Sul América consists of approximately USD 160 million in cash, plus its 49% stake in SulAet as well as its asset management operations (ING Investment Management Brazil). The implied value of the transaction will not be disclosed.

Press enquiries:

Ward Snijders, Corporate Communications ING Group, + 31 20 541 6522
[illegible], Corporate Communications ING Americas, + 1 770 980 4863

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Note to editors

Sul América:
Founded in 1895, Sul América is the leading company in the Brazilian insurance market and one of the largest insurance groups in Latin America. Operating throughout Brazil through several companies, Sul América sells a full range of insurance products as well as providing pension and asset management services. It is the largest health insurance company in Brazil with a 44% market share; the largest motor vehicle insurer with a 16% market share; and has approximately 10% of the industrial and commercial risks market. It is also the fourth largest life and personal accident insurer with a 7% market share.

ING's presence in Brazil:
ING has been present in Brazil since 1983 providing wholesale banking services to corporate clients, including treasury, corporate banking and advisory. ING Insurance has been active in the health, life, personal accident and pension businesses in Brazil since 2000, following its acquisition of a 49% shareholding in SulAet (as a result of the Aetna acquisition). ING Investment Management has been active in Brazil since 1998, focusing on institutional and corporate clients, and has total assets under management of USD 740 million.
ING's operations in Brazil are part of ING Americas. ING Americas comprises integrated financial services operations in North America and Latin America with businesses in the United States, Canada, Mexico, Argentina, Brazil, Chile and Peru.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________________

C. F. Drabbe
Assistant General Counsel

Dated: March 26, 2002